

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2011

Via E-mail
John De Meritt, Chief Executive Officer
Francesca's Holdings Corporation
c/o Francesca's Collections, Inc.
3480 W. 12th Street
Houston, TX 77008

> **Re:** **Francesca's Holdings Corporation**
> **Amendment 4 to Form S-1**
> **Filed July 13, 2011**
> **Amendment 5 to Form S-1**
> **Filed July 15, 2011**
> **File No. 333-173581**

Dear Mr. De Meritt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note the omission of information relating to the underwriting fees in the prospectus. Please amend the registration statement to include such information.

Executive Compensation, page 106

2.   We reissue comment 46 of our letter dated May 15, 2011. Since you have now included pricing information, you should revise the disclosure in the executive compensation section to clarify based upon the minimum and maximum of the range and any

overallotment, whether or not Mr. De Meritt's options will vest and, if so, the possible percentage that may vest.

Exhibits

3.   We note that Exhibit 1.1 is missing Annexes. Please file the agreement in its entirety.

4.   We note the legality opinion opines under Delaware General Corporation Law. Please revise the opinion to clarify that the reference to DGCL includes the statutory provisions and reported judicial decisions interpreting those laws.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director